

August 2, 2013

Via E-mail
Keith Duffy
Chief Executive Officer
AEGEA, Inc.
772 U.S. Highway One, Suite 200
North Palm Beach, FL 33408

      Re: **AEGEA, Inc.**
                Amendment No. 1 to Form 8-K
                Filed July 30, 2013
                Response dated July 30, 2013
                File No. 0-53377

Dear Mr. Duffy:

We have reviewed your response dated July 30, 2013 and have the following additional comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note your response to comment 3 in our letter dated July 29, 2013 and the revisions to the audit report of B F Borgers included in Amendment No. 2 to Form 10-K for the year ended December 31, 2012 filed July 30, 2013. It appears that the audit report of Borgers & Cutler CPA's PLLC for the year ended December 31, 2011 has been inadvertently omitted from the amendment. Please file another amendment to your annual report on Form 10-K for the year ended December 31, 2012 to include the audit report of Borgers & Cutler CPA's PLLC.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief